TERYL RESOURCES CORP.

03032101

SUPPL

SEC MAIL RECEIVED SEP 08 2003

August 20, 2003

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed insider reports for John Robertson, Susanne Robertson and SMR Investments, Ltd. of Teryl Resources Corp. dated August 20, 2003.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

jhl
Enclosure

Suite 1103-11871 Horseshoe Way, Richmond, B.C., V7A 5H5 Canada
Phone: 604-278-5996 Toll Free: 800-665-4616 Fax: 604-278-3409

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 24 MM 07 YY 03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON
GIVEN NAMES: SUSANNE
NO.: 11871 STREET: HORSESHOE WAY APT: 1103
CITY: RICHMOND
PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5
BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT
BUSINESS FAX NUMBER: 604 - 278 - 3409
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS									D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	719 800								☐	719 800	1	
OPTION	500,000	PLEASE SEE ATTACHMENT							☐	500,000	1	
COMMON	4,537,783								☐	4,500,783	2	SMR INVESTMENTS

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SUSANNE ROBERTSON
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 20 MM 08 YY 03

Susanne Robertson report dated August 20, 2003 - Teryl Resources Corp.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	719,800						719,800	1	
OPTION	500,000						500,000	1	
COMMON	4,537,783	22-Jul-03	10		20,000	$0.27	4,517,783	2	SMR INVESTMENTS LTD
COMMON		23-Jul-03	10		12,000	$0.28	4,505,783	2	SMR INVESTMENTS LTD
COMMON		25-Jul-03	10	9,500		$0.26	4,515,283	2	SMR INVESTMENTS LTD
COMMON		29-Jul-03	10	3,500		$0.26	4,518,783	2	SMR INVESTMENTS LTD
COMMON		5-Aug-03	10		1,000	$0.29	4,517,783	2	SMR INVESTMENTS LTD
COMMON		5-Aug-03	10		7,000	$0.28	4,510,783	2	SMR INVESTMENTS LTD
COMMON		8-Aug-03	10	3,000		$0.26	4,513,783	2	SMR INVESTMENTS LTD
COMMON		8-Aug-03	10		9,000	$0.28	4,504,783	2	SMR INVESTMENTS LTD
COMMON		12-Aug-03	10		4,000	$0.29	4,500,783	2	SMR INVESTMENTS LTD

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. *Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives* If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DD MM YY): 24 07 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: JOHN

NO.: 11871 STREET: HORSESHOE WAY APT: 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1 752 004								☐	1,752,004	1	
OPTION	990 000	PLEASE SEE ATTACHMENT							☐	990,000	1	
COMMON	706,700								☐	619,200	2	ACCESS INFO. SERV.

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON SIGNATURE: J Robertson DATE OF THIS REPORT (DD MM YY): 20 08 03

John Robertson report dated August 20, 2003 - Teryl Resources Corp.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	1,752,064						1,752,064		
COMMON									
OPTION	990,000						990,000	1	
COMMON	706,700	22-Jul-03	10		9,000	$0.27	697,700	2	ACCESS INFORMATION SERVICES
COMMON		22-Jul-03	10		9,000	$0.27	688,700	2	ACCESS INFORMATION SERVICES
COMMON		5-Aug-03	10		8,000	$0.27	680,700	2	ACCESS INFORMATION SERVICES
COMMON		5-Aug-03	10		20,000	$0.28	660,700	2	ACCESS INFORMATION SERVICES
COMMON		5-Aug-03	10		5,000	$0.27	655,700	2	ACCESS INFORMATION SERVICES
COMMON		5-Aug-03	10		6,000	$0.29	649,700	2	ACCESS INFORMATION SERVICES
COMMON		6-Aug-03	10		7,000	$0.28	642,700	2	ACCESS INFORMATION SERVICES
COMMON		7-Aug-03	10		2,500	$0.28	640,200	2	ACCESS INFORMATION SERVICES
COMMON		12-Aug-03	10		1,000	$0.30	639,200	2	ACCESS INFORMATION SERVICES
COMMON		12-Aug-03	10		10,000	$0.285	629,200	2	ACCESS INFORMATION SERVICES
COMMON		12-Aug-03	10		10,000	$0.29	619,200	2	ACCESS INFORMATION SERVICES

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED: DD 24 MM 07 YY 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SMR INVESTMENTS LTD.

GIVEN NAMES:

NO.: 11871 STREET: HORSESHOE WAY APT: 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	4537,783	PLEASE SEE ATTACHMENT							☐	4,500,783	I	

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON SIGNATURE: [signature] DATE OF THIS REPORT: DD 20 MM 08 YY 03

SMR Investments Ltd. report dated August 20, 2003 - Teryl Resources Corp.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	4,537,783	22-Jul-03	10		20,000	$0.27	4,517,783	1	
COMMON		23-Jul-03	10		12,000	$0.275	4,505,783	1	
COMMON		25-Jul-03	10	9,500		$0.26	4,515,283	1	
COMMON		29-Jul-03	10	3,500		$0.26	4,518,783	1	
COMMON		5-Aug-03	10		1,000	$0.29	4,517,783	1	
COMMON		5-Aug-03	10		7,000	$0.28	4,510,783	1	
COMMON		8-Aug-03	10	3,000		$0.26	4,513,783	1	
COMMON		8-Aug-03	10		9,000	$0.28	4,504,783	1	
COMMON		12-Aug-03	10		4,000	$0.285	4,500,783	1	